Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifteenth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 26, 2019 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated June 21, 2019. All of the Company’s ten directors attended the Meeting and cast their votes. The Meeting was convened in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The following resolutions were reviewed and passed at the Meeting:

1.	The Proposal on Nominating Directors of the Fifth Session of the Board of Directors of China Life Asset Management Company Limited

Voting result: 10 for, 0 against, with no abstention

2.	The Proposal on Nominating Directors of the Fifth Session of the Board of Directors of China Life Property and Casualty Insurance Company Limited

Voting result: 10 for, 0 against, with no abstention

3.	The Proposal on Signing the Property Service Contract with China Life Property Management Company Limited

The transaction constitutes a major related party transaction matter of the Company under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

June 26, 2019

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